FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Grandview Gold Inc (the “Issuer”) 330, Bay Street, Suite 820 Toronto M5H 2S8 Ontario

Item 2.	Date of Material Change

February 1, 2008

Item 3.	News Release

The Issuer issued a press release dated February 1, 2008. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The Issuer reports that the issuer has received approval from the Toronto Stock Exchange to extend the expiry date of 350,000 common share purchase warrants (the "Warrants") issued by it on April 2, 2007.

Item 5.	Full Description of Material Change

The Issuer reports that the issuer has received approval from the Toronto Stock Exchange to extend the expiry date of 350,000 common share purchase warrants (the "Warrants") issued by it on April 2, 2007.

The Warrants were issued in connection with the acquisition by Grandview of two properties commonly known as the Angelina and Banksian properties from McKeena Gold Inc. ("McKeena"), which is at arm's length to Grandview. The Warrants were originally scheduled to expire on February 28, 2008 but will now expire on February 28, 2009. Grandview determined to extend the expiry date of the Warrants as it had not been able to divert exploration resources to the two properties prior to the original expiry date. The Warrants continue to have an exercise price of $0.70.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
President and CEO
416-486-3444
www.grandviewgold.com

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, Canada this 11th day of November, 2008.

Grandview Gold Inc.

“Paul Sarjeant"

Paul Sarjeant
President and CEO of the Issuer